FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of October, 2008

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Announces 2008 Annual General Meeting
and Changes to its Board of Directors, dated October 16, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: October 16, 2008

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Radware Announces 2008 Annual General Meeting, dated October 16, 2008.

.

Chief Financial Officer Radware Ltd.

Meir Moshe,

+1 972-3766-8610

Investor Relations

Dennis Dobson

+1 203 255 7902

ir@radware.com

For Immediate Release

Radware Announces 2008 Annual General Meeting
and Changes to its Board of Directors

Tel Aviv, Israel, October 16, 2008 – Radware Ltd. (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today announced that its 2008 Annual General Meeting of Shareholders will be held on Sunday, November 30, 2008, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv, Israel. The record date for the meeting is October 28, 2008.

Radware further announced that Mr. Chris McCleary, executive Chairman of the Board, has decided not to stand for re-election for a fourth term to the Board of Directors. Mr. McCleary will continue to serve as Chairman until the Annual Meeting currently scheduled for November 30, 2008. Dr. Orna Berry, a director of Radware since October 2006, will replace Mr. McCleary and serve as interim Chairman of the Board, effective November 30, 2008.

2008 Annual Meeting

Radware will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. Radware will also file the proxy statement with the Securities and Exchange Commission (SEC) a few days prior to the record date. The agenda of the meeting is as follows:

1.

To re-elect Dr. Hagen Hultzsch as Class III director of the Company until the annual general meeting of shareholders to be held in 2011;

2.

To re-appoint the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the remuneration of the auditors in accordance with the volume and nature of their services;

3.

Present and discuss the financial statements of the Company for the year ended December 31, 2007 and the Auditors’ Report in respect thereof; and

4.

Transact such other business as may properly come before the meeting or any adjournment thereof.

Items 1 and 2 require the approval of a simple majority of the shares voted on the matter.  Items 3 and 4 do not require a vote by the shareholders.

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 6,000 enterprises and carriers worldwide. With APSolute™, Radware's comprehensive and award-winning suite of intelligent front-end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks "business smart." For more information, please visit www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching or Network Security industry, changes in demand for Application Switching or Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.